Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04030322

12g3-2(b) File No.82-4922

Ref No. CN. 320/2004

May 21, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Yours sincerely,

Somkiat Sirichatchai

Dlw 5/24

CS038-1-04

KASIKORNBANK PCL

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Summary Statement of Assets and Liabilities [1/]

As at April 30, 2004

Assets	Baht	Liabilities	Baht
Cash	12,765,708,598.20	Deposits	715,847,799,914.00
Interbank and money market items	92,508,259,945.99	Interbank and money market items	11,681,519,822.91
Securities purchased under resale agreements	47,050,000,000.00	Liabilities payable on demand	9,073,813,820.78
Investments in securities, net	184,240,670,816.51	Securities sold under repurchase agreements	-
(with obligations Baht 33,171,790.68)		Borrowings	19,953,015,287.83
Credit advances (net of allowance for doubtful accounts)	495,195,412,317.70	Bank's liabilities under acceptances	687,793,891.07
Accrued interest receivables	1,438,780,881.56	Other liabilities	13,056,588,068.41
Properties foreclosed	11,679,469,585.89	Total liabilities	770,249,450,805.00
Customers' liabilities under acceptances	687,793,891.07		
Premises and equipment, net	21,898,788,775.58	**Shareholders' equity**	
Other assets	6,735,386,394.16	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,622,269,710.00
		Reserves and net profit after appropriation	17,528,353,246.55
		Other reserves and profit and loss account	12,598,195,245.06
		Total shareholders' equity	53,748,818,201.61
Total Assets	823,998,269,006.61	Total Liabilities and Shareholders' Equity	823,998,269,006.61
Customers' liabilities under unmatured bills	3,384,966,359.01	Bank's liabilities under unmatured bills	3,384,966,359.01
Total	827,383,235,365.62	Total	827,383,235,365.62

	Baht
Non-Performing Loans as at March 31, 2004 (Quarterly)	64,743,578,677.62
(12.06% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at March 31, 2004 (Quarterly)	35,095,919,749.27
Actual allowace for doubtful accounts	47,241,036,160.53
Loans to related parties	2,077,909,852.10
Loans to related asset management companies	17,425,000,000.00
Loans to related parties due to debt restructuring	3,501,875,381.31
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	71,407,392,993.59
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	3,276,081,568.53
Total liabilities	147,511.04
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,112,205,848.03
Letters of credit	12,786,709,990.91

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant